

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 3, 2009

<u>Via U.S. Mail and Facsimile</u>

John L. MacCarthy
333 West Wacker Drive
Chicago, Illinois 60606

> **Re:** **Nuveen Investments, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 24, 2009**
> **File No. 333-159221**
> **Form 8-K**
> **Filed August 6, 2009**
> **File No. 001-11123**

Dear Mr. MacCarthy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-4/A FILED AUGUST 24, 2009

General

1.   We note your response to comment one in our letter dated June 9, 2009 and reissue this comment in part. In this regard, please include a representation in your letter indicating that, with respect to any broker-dealer that participates in the

exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange securities.

Capitalization, page 37

2.   We note your response to comment 15 from our letter dated June 9, 2009. It remains unclear why the $338.8 million of cash and cash equivalents as of June 30, 2009 is not the same as the amount of cash and cash equivalents presented on page F-67 of the interim financial statements. As previously requested, please reconcile in a footnote to the table between the amount presented in your financial statements and the amount presented here.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations, page 63

3.   We note your response to comment 24. While we understand that your interest rates may be variable, the purpose of the contractual obligations table is aimed at increasing the transparency of cash flow and therefore, we believe scheduled interest payments should be included in the table. To the extent that interest rates are variable and unknown, you should use judgment to determine the appropriate methodology to estimate interest payments. One possible methodology is to use currently applicable interest rates to determine the value of future payments. If certain interest payments are excluded, then the table should be supplemented with additional information that is material to an understanding of your cash requirements. Please revise your filing accordingly.

4.   We note that you entered into a new second-lien term loan facility in July 2009. Please discuss the impact of this new facility on your contractual obligations.

Critical Accounting Policies

Impairment of Investment Securities, page 67

5.   We note your response to comment 26 from our letter dated June 9, 2009. In light of the significance of the impairment charge taken on your investment securities, we believe it would be helpful to investors if you provided a sensitivity analysis of the material assumptions used to develop cash flow estimates for your investments based on reasonably likely changes.

6.   You indicate that $8.8 million of the impairment charges taken on investments for
        the year ended December 31, 2008 was due to underlying credit losses of the
        CDO. Please revise your filing to also indicate the cause of the remaining $37.5
        million of impairment charge.

Quantitative and Qualitative Disclosures About Market Risk, page 68

7.   We note your response to comment 27 from our letter dated June 9, 2009.
        Although assets under management are not assets reflected on your balance sheet,
        it appears that any significant changes in assets under management as a result of
        redemptions could materially impact your operating revenues since your
        investment advisory fees are earned based on a percentage of assets under
        management. Therefore, we reissue our comment requesting you to disclose any
        significant known changes in assets under management occurring subsequent to
        your most recent balance sheet date but prior to the date of your filing, such as
        known redemptions and/or notices of expected redemptions.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

8.   We note your response to comment 34 from our letter dated June 9, 2009. Since
        current assets appear to comprise 15% of your total assets as of December 31,
        2008, it is unclear how you determined that separate presentation of current assets
        is not appropriate. We request that you reconsider your presentation to disclose
        separate subtotals for current and long term assets on both your annual and
        interim balance sheets.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation, page F-9

9.   It appears from your disclosures that you either have only one reportable segment.
        However, you disclose on page F-18 that you use four reporting units for purposes
        of your goodwill impairment tests and that these reporting units were determined
        based on how you manage your business, prioritize resources, and in
        consideration of your internal reporting structure. In light of the reporting units
        used for your goodwill impairment analysis, please tell us how you determined
        that these reporting units did not represent separate operating segments as defined
        in paragraph 10 of SFAS 131. If you believe that they each represent an operating
        segment and you meet the criteria discussed in paragraph 17 of this SFAS for
        aggregation of all of these operating segments into one reportable segment,
        provide us with the analysis you performed in reaching this conclusion. If after

reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Note 12 – Consolidated Funds, page F-46

10.   In the interest of better understanding the reasons for your consolidation of Symphony CLO V, please revise your filing to more clearly explain:

- The date as of which you started consolidating Symphony CLO V in your financial statements;

- Identify the affiliate of MDP and describe the nature of your relationship with that affiliate;

- Describe the relationship between the affiliate of MDP and Symphony CLO V, including how MDP shares in the risks and rewards of Symphony CLO V; and

- How you considered paragraphs 16 and 17 of FIN 46(R) in determining that, within the related party group, you (and not the affiliate of MDP) were most closely associated with Symphony CLO V and therefore you were the primarily beneficiary, resulting in consolidation of Symphony CLO V in your financial statements.

Exhibit 5.1

11.   The qualifications regarding Minnesota law set forth in the last two sentences of the second paragraph on page 2 are not appropriate. Please have counsel revise its legal opinion accordingly.

Exhibit 12 – Computation of Earnings to Fixed Charges

12.   We note your response to comment 51 from our letter dated June 9, 2009. On page 36 and in Exhibit 12, we believe your table would be clearer to investors if the "earnings" measure started with income (loss) before taxes under U.S. GAAP as presented on pages F-4 and F-68 and then showed how the measure is separately adjusted for each of the various items discussed in Instruction 1(c) to Item 503(d) of Regulation S-K (as revised April 23, 2009) before arriving at earnings as defined. If you believe it is appropriate to adjust your ratio to remove Symphony CLO V, that should be done as part of the reconciliation. Also, the fixed charges denominator should start with interest expense as show on your

Consolidated Statements of Income on page F-4 (or alternatively, the gross amount of interest expense on page F-25) and then be reconciled to total fixed charges. Adjustments to remove Symphony CLO V should be shown as reconciling items. Please revise your filing accordingly.

FORM 8-K FILED AUGUST 6, 2009

Table 2, page 4

13. We note your response to comment 54 from our letter dated June 9, 2009. It appears that you have presented an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures. While it is permissible to present non-GAAP measures, it is not appropriate to present a complete non-GAAP income statement because such a presentation creates the erroneous impression that the non-GAAP presentation represents a comprehensive basis of accounting and gives undue prominence to non-GAAP information. Please revise your table so that the GAAP measure is shown, along with each item added to or subtracted from the GAAP measure to arrive at the non-GAAP measure (or the reverse order). When multiple non-GAAP measures are presented, please ensure that each measure complies with Item 10(e) of Regulation S-K. Please show us how you will revise your future filings accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262, or Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 or in their absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Steven J. Gavin, Esquire (*via facsimile at* (312) 558-5700)
        Winston & Strawn LLP
        35 West Wacker Drive
        Chicago, Illinois 60601